082-00913

Sainsbury's

Sainsbury's Supermarkets Ltd
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
Fax 020 7695 7610
www.sainsburys.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext:	020 7695 6378
Fax:	020 7695 6378
Date:	18 September 2009

09047038

SUPPL

Dear Sir

J Sainsbury Announces: Director/PDMR Shareholding & Directorate Change.

Please find enclosed copies of the above announcements made to the London Stock Exchange on 17th September 2009.

Yours sincerely

Hazel Jarvis
Deputy Secretary

Enc

dlw 9/30

17 September 2009

J Sainsbury plc announces new chairman

J Sainsbury plc today announced that David Tyler is to be appointed as non-executive chairman. David Tyler will join the company's Board on 1 October 2009 and assume the role of chairman from 1 November 2009 after a handover from Philip Hampton.

"I am delighted to take on the role of chairman of Sainsbury's", said David Tyler. "The company plays a major part in the lives of millions of people each week and the group's performance has demonstrated that the brand is flexible and attractive to a wide range of customers. The company is in very good shape under Justin King's leadership and I look forward to working with everyone at Sainsbury's to help it become even more successful."

John McAdam, Sainsbury's senior independent director who led the search for the new chairman on behalf of the company's Nomination Committee, said "Given his experience and background, David Tyler was the outstanding candidate for the chairman role and we are delighted that he has agreed to join Sainsbury's. He will be an excellent addition to our senior team. My colleagues and I look forward to welcoming him as chairman of the Board."

Justin King, Sainsbury's chief executive, said "David has a broad range of experience that makes him ideal for the chairman role and I look forward to working with him. On behalf of the company I'd also like to thank Philip Hampton for his contribution to Sainsbury's over the past five years and for the significant part he has played in the company's recovery."

Enquiries

Investor Relations
Anna Tee
+44 (0) 20 7695 7144

Media
Pip Wood /Gillian Taylor
+44 (0) 7771 938549 / +44 (0) 20 7695 4179

Notes:

1. David Tyler (56) is non-executive chairman of Logica plc and currently a non-executive director of Experian plc, Burberry Group plc, where he also chairs the Remuneration Committee, and Reckitt Benckiser Group plc.
2. He was previously group finance director of GUS plc (1997-2006). Other executive experience includes senior financial and general management roles with Christie's International plc (1989-96), County NatWest Limited (1986-1989) and Unilever plc (1974-1986). He was also chairman of 3i Quoted Private Equity plc from 2007, when it floated, until April 2009.
3. It is envisaged that he will spend between two to three days a week in his role at Sainsbury's.
4. David Tyler will be paid £450,000 per annum.
5. Sainsbury's will announce its Second Quarter Trading Statement for the 16 weeks ending 3 October 2009 on 7 October 2009.

17 September 2009

J Sainsbury plc

David Tyler who joins the Board of J Sainsbury plc on 1 October 2009, assuming the role of chairman from 1 November 2009 today purchased 50,000 ordinary shares in the at 334.30p.

Enquiries

Investor Relations	**Media**
Anna Tee	Pip Wood /Gillian Taylor
+44 (0) 20 7695 7144	+44 (0) 7771 938549 / +44 (0) 20 7695 4179

End

17 September 2009

J Sainsbury plc

Purchase of ordinary shares of 28 $^{4}/_{7}$ pence in J Sainsbury plc ('Shares' and the 'Company', respectively) by Directors of the Company and Persons Discharging Managerial Responsibility (PDMRs) under the Sainsbury's Share Purchase Plan ('SSPP').

The Company was notified on 17 September 2009 that the following Directors and other Persons Discharging Managerial Responsibility for the Company acquired Shares under the SSPP on 17 September 2009 held through HSDL Nominees Limited – SIP (the 'Trustee'):

Director	Number of Partnership shares purchased at 332.4 pence per share	Number of Matching Shares allocated	Total holding following notification
Justin King	34	8	1,160,267
Darren Shapland	35	9	787,220
Person Discharging Managerial Responsibility			
Gwyn Burr	34	8	80,860
Tim Fallowfield	35	9	332,517
Neil Sachdev	34	9	48,529

The SSPP operates as follows

- Each month the Trustee uses participants' contributions (which may not exceed £115 per participant per four weekly period) to purchase Shares in the market. These shares are called 'Partnership Shares'.
- At the same time the Company allocated to participants via the Trustee one share for every four Partnership Shares purchased that four weekly period. These shares are called 'Matching Shares'.